UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

GLOBAL CORD BLOOD CORPORATION

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G21107100

(CUSIP Number)

Cheng Zeng No. 68 Software Avenue, Yuhuatai District Nanjing, China +86-25-83274734

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G21107100

1.	NAME OF REPORTING PERSON: Blue Ocean Structure Investment Co Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 79,528,662
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 79,528,662
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,528,662
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%(1)
14.	TYPE OF REPORTING PERSON CO

(1) Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form 6-K filed with the SEC on February 28, 2022.

CUSIP No.	G21107100

1.	NAME OF REPORTING PERSON: Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (Limited Partnership)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 79,528,662
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 79,528,662
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,528,662
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%(2)
14.	TYPE OF REPORTING PERSON PN

(2) Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form 6-K filed with the SEC on February 28, 2022.

CUSIP No.	G21107100

1.	NAME OF REPORTING PERSON: Nanjing Ying Peng Asset Management Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 79,528,662
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 79,528,662
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,528,662
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%(3)
14.	TYPE OF REPORTING PERSON CO

(3) Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form 6-K filed with the SEC on February 28, 2022.

CUSIP No.	G21107100

1.	NAME OF REPORTING PERSON: Yafei Yuan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 79,528,662
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 79,528,662
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,528,662
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%(4)
14.	TYPE OF REPORTING PERSON IN

(4) Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form6-K filed with the SEC on February 28, 2022.

CUSIP No.	G21107100

1.	NAME OF REPORTING PERSON: Dendreon Pharmaceuticals LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON OO

CUSIP No.	G21107100

1.	NAME OF REPORTING PERSON: Nanjing Xinjiekou Department Store Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	G21107100

1.	NAME OF REPORTING PERSON: Sanpower Group Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 79,528,662
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 79,528,662
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,528,662
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%*
14.	TYPE OF REPORTING PERSON CO

(*) Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form 6-K filed with the SEC on February 28, 2022.

INTRODUCTORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) related to the Schedule 13D filed on February 8, 2018, as amended prior to this Amendment No. 3 (as so amended, the “Schedule 13D”) with respect to the ordinary shares, par value $0.0001 per share (the “Shares”), of Global Cord Blood Corporation, an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Except as otherwise specified in this Amendment No. 3, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meaning ascribed to such terms in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

The following paragraph amends and restates in its entirety the first paragraph of Item 2 of the Schedule 13D:

This Statement is filed by Blue Ocean Structure Investment Co Ltd (the “Investor”), a company incorporated in the British Virgin Islands, Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (Limited Partnership) (the “Fund”), an indirect parent beneficially owning 100% of the outstanding shares of the Investor and a limited partnership incorporated in the People’s Republic of China (“PRC”), Nanjing Ying Peng Asset Management Co., Ltd., a company incorporated in the PRC (the “GP”), Mr. Yafei Yuan, a PRC citizen (“Mr. Yuan”), Dendreon Pharmaceuticals LLC, a Delaware limited liability company (“Dendreon”), that is wholly owned by Nanjing Xinjiekou Department Store Co., Ltd., a company incorporated in the PRC (“Cenbest”), that is controlled by Sanpower Group Co., Ltd., a company incorporated in the PRC and is indirectly controlled by Mr. Yuan (“Sanpower”, and together with the Investor, the Fund, the GP, Mr. Yuan, Dendreon, and Cenbest, the “Reporting Persons”).  The principal business address of the Investor is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG110, British Virgin Islands. The principal business address of the Fund is No. 68 Software Avenue, Yuhuatai District, Nanjing, China. The principal business address of the GP is No. 68 Software Avenue, Yuhuatai District, Nanjing, China.  The principal business address of Mr. Yuan is No. 68 Software Avenue, Yuhuatai District, Nanjing, China. The principal business address of Dendreon is 1700 Saturn Way, Seal Beach, California 90740. The principal business address of Cenbest is No. 1 Zhongshannan Road, Qinhuai District, Nanjing, China. The principal business address of Sanpower is No. 68 Software Avenue, Yuhuatai District, Nanjing, China.

ITEM 4.	PURPOSE OF TRANSACTION

The following paragraph is added as the penultimate paragraph of Item 4 of the Schedule 13D:

On May 17, 2022, Dendreon entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with AMC Fund, L.P., a Delaware limited partnership (the “Seller”). Pursuant to the Stock Purchase Agreement, Dendreon has agreed to purchase from the Seller 2,000,000 ordinary shares, par value $0.0001 per share of the Issuer for an aggregate purchase price of $13,000,000, subject to certain conditions set forth in the Stock Purchase Agreement. The Stock Purchase Agreement is attached hereto as Exhibit A and incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The following amends and restates in its entirety (a) and (b) of Item 5 of the Schedule 13D:

(a) and (b)

The information set forth in the cover pages and Item 3 of this Statement is incorporated herein by reference.

As of the date hereof, the Investor owns on record 77,260,927 Shares and beneficially owns 79,528,662 Shares. By virtue of the relationships described in Item 2 of this Statement, each of the Investor, the Fund, the GP, Mr. Yuan and Sanpower may be deemed to beneficially own the Shares owned by the Investor.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A – Stock Purchase Agreement

Blue Ocean Structure Investment Co Ltd

By:	/s/ Xiaoyang Chen
Name: Xiaoyang Chen
Title: Director

Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (Limited Partnership)

By:	/s/ Lei Wang
Name: Lei Wang
Title: Authorized Signatory

Nanjing Ying Peng Asset Management Co., Ltd.

By:	/s/ Lei Wang
Name: Lei Wang
Title: Executive Director

YAFEI YUAN

By:	/s/ Yafei YUAN
Name: Yafei YUAN

Dendreon Pharmaceuticals LLC

By:	/s/ Yong Zhang
Name: Yong Zhang Title: Chief Executive Officer

Nanjing Xinjiekou Department Store Co., Ltd.

By:	/s/ Lingyun Zhai
Name: Lingyun Zhai Title: Chairman of the Board

Sanpower Group Co., Ltd.

By:	/s/ Yafei Yuan
Name: Yafei Yuan Title: Chairman of the Board

AGREEMENT OF JOINT FILING

The parties listed below agree that the amendment of Schedule 13D to which this agreement is attached as an exhibit, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 20, 2022

[Signature Page to Joint Filing Agreement]

Blue Ocean Structure Investment Co Ltd

By:	/s/ Xiaoyang Chen
Name: Xiaoyang Chen
Title: Director

Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (Limited Partnership)

By:	/s/ Lei Wang
Name: Lei Wang
Title: Authorized Signatory

Nanjing Ying Peng Asset Management Co., Ltd.

By:	/s/ Lei Wang
Name: Lei Wang
Title: Executive Director

YAFEI YUAN

By:	/s/ Yafei YUAN
Name: Yafei YUAN

Dendreon Pharmaceuticals LLC

By:	/s/ Yong Zhang
Name: Yong Zhang
Title: Chief Executive Officer

Nanjing Xinjiekou Department Store Co., Ltd.

By:	/s/ Lingyun Zhai
Name: Lingyun Zhai
Title: Chairman of the Board

Sanpower Group Co., Ltd.

By:	/s/ Yafei Yuan
Name: Yafei Yuan
Title: Chairman of the Board